Exhibit 12.1

TIFFANY & CO.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended July 31,
(dollars in millions)	2016		2015

Earnings from continuing operations before income taxes	$284.7		$319.9
Fixed charges, less capitalized interest	62.7		61.3
Total earnings as defined	$347.4		$381.2

Fixed Charges:
Interest expense before capitalization of interest [a]	$22.7		$23.0
Estimated interest portion of rent expense	41.0		39.4
Total fixed charges [b]	$63.7		$62.4

Ratio of Earnings to Fixed Charges	5.5	x	6.1	x

[a]	Interest expense does not include interest related to uncertain tax positions and other non-third party indebtedness.

[b]	Fixed charges represent interest expense (before interest is capitalized), amortization of deferred financing costs and an appropriate interest factor on operating leases.